Head Office
P.O. Box No. 5
The Mound
EDINBURGH EH1 1YZ

HBOS plc
Bank of Scotland

Telephone: Direct Line 0131 243 5522
Switchboard 0131 442 7777
Fax: 0131 243 5516
Telex 72275

Securities and Exchange Commission,
Judiciary Plaza,
450 Fifth Street, N.W.,
Washington, D.C. 20549,
U.S.A.

Our Ref:

Your Ref: 82/3240

5th December, 2001



02002878

U.S. POST OFFICE DELAYED

SUPPL

Dear Sirs,

Re: Exemption filing pursuant to Rule 12g3-2(b)

I refer to the US Securities Exchange Act 1934 Section 12(g) and specifically the exemption held under Rule 12(g)3-2(b) for securities of the Governor and Company of the Bank of Scotland (now part of HBOS plc). Pursuant to the ongoing obligation to provide relevant information I now enclose copies of announcements made to the London Stock Exchange.


RECEIVED
JAN 30 2002
167

Yours faithfully,

Kenny Melville,
Assistant Manager.

Enc.

dw 3/4

Announcement Details

Company	HBOS PLC
TIDM	HBOS
Headline	New Account Launched
Released	07:00 05 Dec 2001
RNS Number	1895O

Full Announcement Text

RNS Number:1895O
HBOS PLC
5 December 2001

A FAIR DEAL

December 5, 2001

HBOS is launching the most competitive business current account on the UK's High Street, paying base rate minus 2% on credit balances of a #1 or more.

The account, available from January, will be offered in the Halifax and Bank of Scotland networks through the Bank of Scotland brand. In doing so, Bank of Scotland is providing the UK's three million small businesses with a real incentive to switch to a demonstrably more competitive current account.

High Street Bank	Credit Interest
Bank of Scotland	2%
RBS/NatWest	0%
Barclays	0%
HSBC	0%
Lloyds TSB	0%

Source: Business Moneyfacts. Correct as of December 2001

Given the current base rate of 4%, the new account will pay business customers credit interest of 2% on their balances. In contrast, the Big Four banks - who control 83% of the sector - pay their customers 0% credit interest on balances (Source: Cruickshank Report).

Businesses Want Value for Money

Most SMEs run substantial current account balances and have little need for an overdraft. We estimate that a total of #30bn is held in business current accounts, mostly by the 'Big Four'. At the same time, according to research from J P Morgan, 70% of SMEs do not have any borrowing facilities.

Many small businesses are very unhappy about the value they are offered by their current bank. New research commissioned by Bank of Scotland from NOP found that six out of ten small businesses believe their bank is making a lot of money by not paying interest on their current account. Nine out of ten businesses also believe they have a right to earn interest.

Significantly, NOP found that for over two million small businesses it would be a major incentive to switch their business current account if they could earn a competitive interest rate and were offered help to move their account. Businesses clearly want a fair deal on their current account.

A Value Led Strategy from HBOS

Today's announcement underlines the commitment of HBOS to provide value for money products for businesses and retail customers.

The benefits of the merger between Bank of Scotland and the Halifax are already being shared with customers. For instance, a market leading personal current account from the Halifax was launched in January of this year; as a result of the merger, a similar product will also be offered by Bank of Scotland to new and existing customers from next month.

Other initiatives for business and retail customers, again with the same emphasis on value for money, will be introduced by HBOS. Providing the new account to existing business banking customers will cost the Group approximately #20 million. At the same time, Bank of Scotland expects to double its share of the UK's SME banking sector from 3% to 6% over three years.

How the new business current account will work

New and existing customers will receive credit interest at base rate minus 2% on credit balances of a #1 or more. Bank of Scotland's Corporate Banking Division, which specialises in larger companies with an annual turnover in excess of #10 million, will also pay the same interest rate to its customers. This will cost a further #9m.

As previously announced, the account will be rolled out to approximately 100 Halifax branches, located in major urban centres across the UK, by the end of next year. A referral procedure will also be put in place in all 800 Halifax branches from January. Other business products will also be offered through the Halifax network and further announcements will therefore follow in due course.

From January, a dedicated switching team will ensure the smooth transfer of accounts for new customers. Specifically, having received a written authorisation, the "Easy to Join" switching team will transfer all the relevant direct debits and standing orders on the customer's behalf.

Commenting, George Mitchell, Treasurer and Managing Director of the Bank of Scotland, said:

"The majority of small businesses have substantial cash balances and yet receive no interest from their bank. In contrast, our account will always pay a competitive rate of interest."

"Businesses want a fair deal from their bank with a competitive rate of interest top of the list. That is what our new account provides."

"This announcement is only the first in a series of business banking initiatives that we will announce in the coming months. There is a lot more to come."

Notes to Editors

* Bank of Scotland Business Banking, part of the HBOS, offers a full banking service to SMEs including day-to-day banking services such as deposits and investments, business finance, online banking, merchant services, business insurance, specialist asset finance and motor finance.

* HBOS is set to recruit over 1,500 staff to its Business Banking division over the next three years, highlighting its commitment to the SME market.

* Customers looking for more information about services provided by Bank of Scotland Business Banking should call 0845 3000417.

Media enquiries:

Barry Gardner	0131 243 7194 / 07900 227 292
	Out of hours: 07669 004 510
Shane O'Riordain	020 7905 9600 / 07770 544 585
Alex Pagett	0131 243 5443 / 07909 907 419
Ross Keany	020 7905 9600 / 07876 475 815

Investor relations:
Charles Wycks 0131 243 5509/07747 790 456

END

Announcement Details

Company	HBOS PLC
TIDM	HBOS
Headline	SAR - North Atlantic Smlr
Released	11:57 05 Dec 2001
RNS Number	2078O

Full Announcement Text

RNS Number:2078O
HBOS PLC
5 December 2001

FORM SAR 5

Date of disclosure....5/12/01.........

DISCLOSURE UNDER NOTE 3 OF RULE 5 OF THE RULES GOVERNING SUBSTANTIAL ACQUISITIONS OF SHARES ("SARs")

Date of sale.........4/12/01..

Sale of........NORTH ATLANTIC SMALLER COMP...ORD 5P.........(name of company)

(1) Class of voting shares (eg ordinary shares)	Number of shares/rights over shares sold	If rights over shares sold, as opposed to the shares themselves, specify nature of rights
...ORDINARY 5P......	...400,000......shares ...N/A..........rights	....

(2) Resultant total holding of voting shares (and % of total voting shares in issue)	Resultant total holding of rights over shares (and % of total voting shares in issue)	Total percentage
.2,498,941.....(%)	...............(%)	.............(22.52%)

(3) Party making disclosure.......HBOS....................................

(4) (a) Name of person selling shares or rights over shares ..THE EQUITABLE LIFE ASSURANCE SOCIETY........
and, if different, beneficial owner.............................

(b) Names of any other persons acting by agreement or understanding (see SAR 5)...........................

Signed, for and on behalf of the party named in (3) above..................

(Also print name of signatory).......KAERON HERATY.........................

Telephone and extension number.......0207 321 1229.........................

For full details of the SARs disclosure requirements, see Rules 3 and 5 of the SARs. If in doubt, contact the Panel on Takeovers and Mergers, Tel. No: 020 7382 9026.

END

Announcement Details

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Powergen PLC
Released	12:23 05 Dec 2001
RNS Number	2079O

Full Announcement Text

RNS Number:2079O
HBOS PLC
5 December 2001

Date of Disclosure 05/12/01

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 04/12/01

Dealing in POWERGEN (name of company)

1) Class of securities (eg ordinary shares) ORDINARY 50P

2) Amount bought	Amount sold	Price per unit
	3,333	#7.4300P

3) Resultant total of the same class owned or controlled
(and percentage of class) 8,835,398 (1.36%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund
management organisation
CLERICAL MEDICAL INVESTMENT GROUP

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) NO
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1%
or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) KAERON HERATY

Telephone and extension number 0207 321 1229 KYRI MERAKLIS

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Tel No: 020 7382 9026

END
